UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                         Commission File Number 1-11130


                                     Alcatel
             (Exact name of registrant as specified in its charter)


                     54, Rue La Boetie, 75008 Paris, France
                                 33-1-4076-1010
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                 Class O Shares, nominal value(euro)2 per share
                  American Depositary Shares each representing
                 (as evidenced by American Depositary Receipts)
              one Class O share, nominal value (euro) 2 per share
            (Title of each class of securities covered by this Form)

                Ordinary shares, nominal value(euro) 2 per share
   American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Ordinary share, nominal value (euro) 2 per share
              (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)   [ ]            Rule 12h-3(b)(1)(ii)   [ ]
        Rule 12g-4(a)(1)(ii)  [ ]            Rule 12h-3(b)(2)(i)    [X]
        Rule 12g-4(a)(2)(i)   [X]            Rule 12h-3(b)(2)(ii)   [ ]
        Rule 12g-4(a)(2)(ii)  [ ]            Rule 15d-6             [ ]
        Rule 12h-3(b)(1)(i)   [ ]

     Approximate number of holders of record as of the certification or notice date: none


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Pursuant to the requirements of the Securities Exchange Act of 1934 Alcatel has
caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:    April 22, 2003                   By:/s/Jean Pascal Beaufret
                                             ------------------------------
                                             Jean Pascal Beaufret
                                             Chief Financial Officer









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